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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                                 ENERCORP, INC.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                     292906
                                     ------
                                 (CUSIP Number)

                                 George Burmann
                   5307 Forest Breeze Ct., St. Cloud, FL 34771
                            Telephone: (407) 826-5000
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2003
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. 127907-10-3


1    NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

     George Burmann

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GERMANY

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            12,500 shares
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH                              33,000 shares
REPORTING
PERSON                       9    SOLE DISPOSITIVE POWER
WITH                              12,500 shares

                            10    SHARED DISPOSITIVE POWER
                                  33,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,500 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%

14   TYPE OF REPORTING PERSON

     IN

Item 1. Security And Issuer

     This Statement relates to the Common Stock of Enercorp, Inc., a company organized under the laws of the State of Colorado. The principal executive offices of the Company are located at 32751 Middlebelt Road, Suite B, Farmington Hills, Michigan 48334.

Item 2. Identity and Background

     The identity and business/residential address of the reporting person is George Burmann, 5307 Forest Breeze Ct., St. Cloud, FL 34771.

     The reporting person has been employed since January 1, 2002 as a broker at Gunn Allen Financial, Inc., located at 1715 N. Westshore Blvd., 7th Floor, Tampa, FL 33607.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of Germany and is a legal resident in the United States.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D reports all material transactions in Enercorp, Inc. securities by Mr. Burmann. The following chart sets forth transactions reflecting direct beneficial ownership:

Securities                              Amount/Source of Funds
----------                              ----------------------
900 Shares of Common Stock              The reporting person purchased these shares with
                                        personal funds on October 7, 1997 for a total purchase
                                        price of $1,175.

1,100 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on October 7, 1997 for a total purchase
                                        price of $1,729.50.

Disposed of 2,000 Shares of Common      The reporting person sold these shares on October 27,
Stock                                   1997, for a total of $3,660.99.

1,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on January 30, 1998 for a total purchase
                                        price of $1,804.50.


Securities                              Amount/Source of Funds
----------                              ----------------------

1,500 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on March 10, 1998 for a total purchase
                                        price of $2,867.

Disposed of 2,500 Shares of Common      The reporting person sold these shares on March 18,
Stock                                   1998 for a total of $6,482.78.

1,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on April 2, 1998 for a total purchase
                                        price of $3,054.50.

1,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on April 9, 1998 for a total purchase
                                        price of $2,992.

1,500 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on April 13, 1998 for a total purchase
                                        price of $4,579.50.

1,500 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on April 27, 1998 for a total purchase
                                        price of $7,204.50.

1,500 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on July 30, 1998 for a total purchase
                                        price of $7,017.

1,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on August 10, 1998 for a total purchase
                                        price of $4,554.50.

500 Shares of Common Stock              The reporting person purchased these shares with
                                        personal funds on September 28, 1998 for a total
                                        purchase price of $1,629.50.

2,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on October 28, 1998 for a total purchase
                                        price of $5,079.50.

1,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on April 27, 1999 for a total purchase
                                        price of $3,002.50.

1,500 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on May 3, 1999 for a total purchase
                                        price of $4,367.

     The following chart sets forth transactions reflecting Mr. Burmann's indirect beneficial ownership through his wife, Dana Burmann:

2,500 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on October 1, 1998 for a total purchase
                                        price of $7,520.

1,500 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on January 4, 1999 for a total price of
                                        $4,520.

Disposed of 1,000 Shares of Common      The reporting person sold these shares on February 5,
Stock                                   1999 for a total price of $3,104.89.

Disposed of 3,000 Shares of Common      The reporting person sold these shares on February 17,
Stock                                   1999 for a total price of $10,292.15.


Securities                              Amount/Source of Funds
----------                              ----------------------

1,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on May 24, 1999 for a total purchase
                                        price of $3,020.

2,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on June 22, 1999 for a total purchase
                                        price of $8,020.

15,000 Shares of Common Stock           The reporting person purchased these shares in a
                                        private placement on June 22, 1999 for a total purchase
                                        price of $60,000.

5,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on May 23, 2003 for a total purchase
                                        price of $785.

5,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on June 12, 2003 for a total purchase
                                        price of $1,285.

5,000 Shares of Common Stock            The reporting person purchased these shares with
                                        personal funds on July 14, 2003 for a total purchase
                                        price of $1,035.

Item 4. Purpose of Transaction

     The reporting person acquired these shares for investment purposes. In November 2003, the reporting person began a critical review of Enercorp Inc.'s ("Enercorp's") performance under the direction of past and current management. As a result of this review, the reporting person decided in late December 2003 to consider whether to effect a change in Enercorp's management, including but not limited to the election of new persons to serve on Enercorp's board of directors and the appointment of new corporate officers. The reporting person may acquire additional securities in Enercorp, may require Enercorp to hold a shareholders' meeting and solicit proxies therefore, negotiate with existing management, or may take a combination of those actions or consider other actions to cause a change of management . The reporting person's goals in affecting these changes will be to increase shareholder value and enhance Enercorp's business performance. The reporting person is considering a personal role in Enercorp's management, including acting as an officer or director of Enercorp.

Item 5. Interest in the Securities of the Issuer

     (a) The reporting person's aggregate interest and percentage of common stock of Enercorp, Inc. equals 45,500 shares of common stock (6.5% of the shares of common stock outstanding). The shares of common stock described above are the only interest the reporting person has in Enercorp, Inc. common stock.

     (b) The reporting person has sole voting and sole dispositive power with respect to 12,500 shares of common stock. The reporting person has shared voting and dispositive power with respect to 33,000 shares of common stock of Enercorp, Inc., which shares are held by his wife, Dana Burmann.

     (c) N/A

     (d) N/A

     (e) N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A


                                   Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2004                    By: /s/ George Burmann
-----------------------                    ----------------------

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)